Group Finance Neil Darby Head of Group Financial Reporting
Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1018 direct 020 7356 1014 facsimile neil.darby@ltsb-finance.co.uk

Mr A Pande
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America

6 October 2009

Dear Mr Pande

Lloyds Banking Group plc	By Fax: (+1 202 772 9210), mail and Edgar
Form 20-F filed 7 May 2009
File number: 001-15246

I am writing further to Davis Polk’s conversation with Mr Adames yesterday regarding the letter from the Division of Corporation Finance dated 28 September 2009, which set out certain comments on the above filing of Lloyds Banking Group plc (the “Company”).

As explained to Mr Adames, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period to allow it to prepare an extensive response to the SEC’s comments; the Company anticipates submitting its response by 6 November 2009.

Mr Adames agreed to this extension and asked me to send this letter to you as confirmation; we understand that in the absence of a response from your office, the extension could be taken to be approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely

/s/ Neil Darby

Neil Darby
Head of Group Financial Reporting
Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH